EXHIBIT (a)(2)

October 6, 2004

Dear Stockholder:

I am pleased to inform you that on September 29, 2004, Orbitz, Inc. (“Orbitz”) entered into a merger agreement with Cendant Corporation (“Cendant”) and its indirect wholly owned subsidiary, Robertson Acquisition Corporation (“Purchaser”), providing for Cendant, through Purchaser, to commence tender offers at $27.50 net per share in cash for all of the issued and outstanding Class A common stock and Class B common stock of Orbitz, followed by a merger to acquire for $27.50 per share any such shares that remain outstanding after the consummation of the tender offers. Purchaser has commenced simultaneous tender offers for all of Orbitz’s outstanding Class A common stock and Class B common stock today. The tender offers are subject to the terms and conditions contained in the offer to purchase and the letter of transmittal that are included in Cendant’s and Purchaser’s offering materials that are being delivered to you together with this letter. The tender offers are currently scheduled to expire on Wednesday, November 10, 2004, at 12:00 midnight, New York City time. Following consummation of the tender offers, Purchaser has agreed to merge with and into Orbitz. In the merger, all shares of Orbitz not purchased in the tender offers (other than shares owned by Cendant or Purchaser or Orbitz stockholders that have perfected their appraisal rights under the General Corporation Law of the State of Delaware) will be converted into the right to receive $27.50 per share in cash (or any higher price per share which is paid in the tender offers).

Cendant and Purchaser have entered into stockholder agreements with holders of approximately 61% of our outstanding shares on a fully diluted basis (equaling 95% of the voting power of our outstanding shares), including our five founding airlines and myself. These stockholders have agreed, among other things, to irrevocably tender their shares (subject to the terms of the applicable stockholder agreements) to Purchaser in the tender offers.

A special committee (the “Special Committee”) of our board of directors, comprised solely of disinterested and independent directors, unanimously (1) determined that the merger agreement, the tender offer for our Class A common stock and the merger are advisable, fair to, and in the best interests of the holders of our Class A common stock (other than holders who also hold shares of Class B common stock), and (2) recommended that holders of shares of Class A common stock accept the Class A tender offer and tender their shares of Class A common stock pursuant to the Class A tender offer.

Our board of directors, following the unanimous recommendation of the Special Committee, unanimously (1) approved the merger agreement and the transactions contemplated thereby, including the tender offers and the merger, (2) determined that the merger agreement and the transactions contemplated thereby, including the tender offers and the merger, are advisable, fair to, and in the best interests of Orbitz’s stockholders, and (3) recommended that Orbitz’s stockholders accept the tender offers and tender their shares pursuant to the tender offers.

In arriving at its recommendation, our board of directors gave careful consideration to a number of factors, including the material factors set forth in Orbitz’s Solicitation/Recommendation Statement on Schedule 14D-9, which is enclosed with this letter. Among other things, our board of directors considered the written opinion of Credit Suisse First Boston, our board of director’s financial advisor, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $27.50 per share in cash to be received by our stockholders (other than our affiliates) in the tender offers and the merger is fair to our stockholders (other than our affiliates) from a financial point of view. The full text of the opinion and additional information about our board of director’s decision is included in the enclosed Schedule 14D-9.

We urge you to read the entire Solicitation/Recommendation Statement on Schedule 14D-9 and the other enclosed materials and consider them carefully before deciding whether to tender your shares.

Sincerely,

Jeffrey G. Katz

Chairman, President and Chief Executive Officer